Filed by: Madison Square Garden Entertainment Corp.

Commission File No.: 1-39245

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MSG Networks Inc. (Commission File No.: 1-34434)

Date: May 10, 2021

MSG Entertainment and MSG Networks Joint Webcast

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

Good afternoon. My name is Gregg Seibert. I’m Vice Chairman of Madison Square Garden Entertainment, which will sometimes be referred to as MSGE today and also Vice Chairman of MSG Networks, which will also sometimes may be referred by its ticker MSGN, and I’m delighted to be able to welcome everyone here.

Today, I have with us, Andrea Greenberg, who is the Chief Executive Officer of Madison – of MSG Networks; Andy Lustgarten, who is the President of MSGE; and we have with us, Brandon Ross, who’ll be moderating today’s question-and-answer session. Before we get started, one of the reasons for having Brandon here is the fact that he’s covered the MSG companies through from 2015, so he’s been through numerous spin-offs and other corporate transactions with us. And Brandon, we’re delighted to have you with us today.

Just a couple of technical notes. There is a disclosure that should have been running on your screen for the last 30 to 60 seconds. If there were any questions on the disclosure statement, please contact our Investor Relations group after the discussion today. And I’d like to point out that we filed a number of documents on Friday of last week. MSGE filed a Form S-4 registration statement with the SEC, both MSGN and MSGE filed Form 10-Qs. And additionally, there was a joint investor deck that was filed two our website. I would encourage those of you who haven’t had an opportunity to go through the materials to please take the time to do so.

Our ground rules today are pretty straightforward. We’re going to be transparent. We’re going to answer Brandon’s questions. To the extent there are other questions that somehow or another we don’t get to today, again feel free to come through our investor relations department and again we’ll be happy to field whatever questions we can. And with that Brandon I’m going to turn it over to you.

Brandon Ross, Analyst

Thanks for having me Gregg. Why don’t we just dive right in and I think we should start with the deal because that’s what investors want to hear about the most. And as long as I’ve been covering this stock and going back to Cablevision, through the years you’ve simplified the company through spins and making things easier to understand for shareholders and highlighting value. And I think a lot of investors were very surprised by this deal. And to be honest there’s been a ton of investor pushback. And the first thing I wanted to ask you is what do you say to investors who are concerned that the interests of the Class B shareholders are different from those of the Class A shareholders?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

No that’s a good question, Brandon. I’m going to start with reference to a page in the investor deck. There’s a page in there that basically I use as a touchstone. It basically shows the value creation within the MSG family of companies since the time of the spin-off of MSG from Cablevision. It doesn’t include any of the Cablevision transactions prior to that which created substantial value. But since the spin-off of MSG the company has handily outperformed the S&P 500. And there are a number of reasons for that. And I’d like to go through them and talk about some of the transactions that created that value.

But before I get into that I do want to make one comment – maximization of long-term shareholder value. We don’t manage the businesses on a quarter-by-quarter basis, at least the results. We certainly don’t pay attention to every tech result – we certainly don’t pay attention to every tick in the stock. We do what’s right on a long-term basis for the shareholders. Sometimes some of those moves are popular, sometimes some of the moves are not as popular. What do we do well or what is the company done well.

Well I would argue that the management of our companies – and I’ll point to Andrea over here who’s been CEO of MSGN since the time of the spin, has done a wonderful job. Andy is President of Entertainment, has been doing a wonderful job but a lot of this does go back to the Dolan family and you know in Jim Dolan’s leadership. But I’ll just point to one particular transaction that I thought was very unpopular and it actually was at Cablevision not even a transaction, an announcement, it was you know investing in one of our core businesses through the transformation of Madison Square Garden where we’re sitting this afternoon. There was a $1 billion transformation which was greeted with you know, greeted with an awful lot of skepticism. And I think that for any of our shareholders that have been here, they’ve seen not only the wonderful building that was created here but they’ve seen the returns as shareholders. And I think we’ve got you know a couple of different groups of shareholders. We have the very long-term shareholders who’ve seen the value creation over time and we have some newer shareholders who haven’t seen it. So what are some of the steps we’ve taken you pointed out spinoffs.

Brandon Ross, Analyst

Yeah.

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

You know there’ve been four spin-offs out of out of Cablevision which as you know was first Madison Square Garden parent, then AMC, then MSGN out of Madison Square Garden and then ultimately Madison Square Garden Entertainment out of MSG Sports. So yes we’ve used spin-offs an awful lot but I think this time around – some of the you know some of the pushback on the transaction is perhaps that we caught e people a little bit by surprise you know as you say we’ve been used to spinning companies to highlight value. In this case, as I’m sure we’ll get into – we saw an opportunity to bring a company back in a way that could help to create value. But let me just finish with a couple of the other ways that I think we’ve created value over the years.

Again, acquisitions. The Forum wasn’t very popular when it was first acquired. We ended up selling that at a very large profit. Back in the Cablevision days, the acquisition of Bresnan then subsequently sold for a nice markup to our friends at Charter. They’ve operated it fabulously, everybody made out well. We’ve also returned capital in the various companies, particularly MSGN and AMC over the last several years. So, long-winded way of saying, I think everyone’s interests are aligned. And that’s in creating long-term value for our shareholders.

Brandon Ross, Analyst

But if you’re so confident in the merits of the transaction and everybody’s interests being aligned as you just said, why not just let the merger be subject to a majority of the minority vote? Like going back through some of the other deals—I think that was even like the old 36, 26 Cablevision deal from – I don’t even know what year that was, 2008 or something. There was a...

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

That was even before I joined Cablevision. It was a long time ago.

Brandon Ross, Analyst

Okay. How come in this case that wasn’t the case and shareholders have a vote?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

Well, I think, Brandon, two parts to that answer. The first is very simply that transactions get negotiated with terms other than just what’s the price and when is the deal going to close? So, there’s oftentimes, a tremendous amount of back and forth between the parties negotiating the transaction. And in this case as you and as hopefully the investors that have reviewed the S-4 filing saw, because of the fact that this is a related party transaction neither management from MSGN or management from MSGE were involved in the negotiations. The negotiations took place between two special committees, each of MSGN and MSGE appointed Special Committees of A directors, who were tasked with hiring their own independent legal counsel and their own independent financial advisors. So in the case of MSGN, Davis Polk represented the Special Committee from a legal perspective. And Morgan Stanley and LionTree represented them. I would say the three represented them in the negotiations with the MSGE Special Committee which was represented by Wachtell, Lipton on legal side and Moelis and Raine. So there’s a little bit more in the background of the merger but that was a decision that was made by the Special Committee and their advisors.

Brandon Ross, Analyst

Okay. Why don’t we just turn to the rationale for the transaction. And I think a lot of it was driven by financial benefits. Could you maybe just walk us through what the financial benefits were? And what the unlock was there?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

Yeah. I think there are financial benefits which in order to excuse me, that are the shareholders on both sides. So if you take a look at what MSGN is as a separate public company, what it is today it’s a company that produces a substantial amount of free cash flow and has limited opportunities for the reinvestment of that free cash flow. They can buyback stock which they’ve done, they can repay debt which they’ve done. But there’s no sort of organic growth opportunity within MSGN. They’re also a substantial cash tax payer and one of the things I think you’ll agree is that over time we’ve been pretty sensitive in the transactions that we’ve done to trying to minimize the tax impact on our shareholders so that they can benefit from long-term compounding. On the other side of the coin, MSGE is a company that also has a business that produces pre-COVID substantial amounts of EBITDA and free cash flow that was obviously thrown into a little bit of a cocktail if you will sort of get a little shutdown you know when COVID basically shut our venues and ended up put in where we ultimately are today still having restrictions on spectators at events et cetera. And that generated unfortunately a $350 million NOL at MSGE so there’s an immediate tax benefit which is basically the application of the $350 million NOL that’s a number as of approximately March 31 against MSGN’s taxable income going forward so that’s going to create a lot of value. But additionally for both companies putting them together creates more scale more diversification and it gives the MSGN shareholders we believe an opportunity to see their cash flow reinvested at a higher rate and we remove the IRS as our partner and MSGN. So in effect I think we’ve created between the tax synergies between the elimination of corporate overhead, and I want to stress that one too heavily but it is going to be north of $10 million in synergies, so it’s you know it’s still a still a number. And then in terms of what we think we can do from a refinancing perspective we believe the transaction has created $200 million in NPV benefits right off the bat that neither company could have achieved on their own.

Brandon Ross, Analyst

Yeah you talk about that substantial free cash flow that’s coming out of MSGN. It sounds like there’s a lot more liquidity at the combined entity. Can you tell us what you plan with that liquidity. What are you going to buy?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

What are we going to buy? Well let me sort of – let me spend a minute on how I think the companies in the Madison Square Garden portfolio allocate their capital because it’s very consistent. It’s number one, and I’m going to modify a tiny bit right now. Its number one invest in your core business in which the transformation of Madison Square Garden which I talked about before was obviously a key factor. Today it’s going to be reopen your core business as we’re coming back from COVID. And thankfully the signs are here that our businesses are going to reopen bigger and better than ever and we intend to invest in them. So that’s sort of – that’s job one.

Job two is to have a balance sheet that provides the flexibility to do what’s – to do what’s necessary. And in this case as we extend that over to a combined MSGE, MSGN I think there will be opportunities potentially to explore more varied types of M&A activities should it be appropriate. Third is fund growth initiatives, well we’ve got a big growth initiative at MSGE in the form of MSG Sphere in Las Vegas which obviously is more than it’s a bigger business than just the one building in Las Vegas that we’re building. And I’m sure you’ll have questions on that later. And then the fourth is return of capital and opportunistic acquisitions. So an example of an opportunistic acquisition that what are we going to buy but what did we just buy Tao Group just purchased Hakkasan which expands our strategic position in the restaurant nightclub business which we think has ...

Brandon Ross, Analyst

I think most of the night clubs in Vegas yeah now between Hakkasan...at least the biggest ones?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

We certainly have a nice portfolio of them and I think that you know those will fit in to as we get into talking about gaming and we get into talking about the Sphere I think there’ll be some threads that can pull together in terms of why we view that business as bullishly as we do.

Brandon Ross, Analyst

Okay. And since you brought the Sphere up, I think in the S4 it said that costs are going up another 10% obviously the costs the Sphere had some investor concern. Is that part of the reason you did this deal for that extra liquidity to finance the Sphere for these – this increased costs and potentially further increased costs if that came to it?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

You know when the – first of all no this is sort of thing the simple answer. But I will tell you that when you’re in a demand shock like we’re having right now in the economy and when we do see the price of the Sphere increasing and our best estimate 10% from where we had previously been from a construction perspective, the extra liquidity is nice to have but that’s not the – that’s not the model that’s not the reason where we’re you know we’re looking to have these two companies come together. I think I’ve outlined a pretty strong financial case. There’s an operating case which Andy and Andrea...

Brandon Ross, Analyst

Yeah maybe we should just jump right over to what that operating case maybe. I don’t know maybe we should – but let’s start with let’s start with Andrea. I mean from our perspective you have MSGE here or which is a re-openings story has this growth Sphere story. And then you have Networks which is a little bit more of a challenged business and how did these two fit together and what are the actual operational synergies between them that you’re going to unlock by putting them together?

Andrea Greenberg, President and Chief Executive Officer MSG Networks

Sure, well, Brandon, I think – we think there are a several strategic advantages to combining the company, not just as Gregg mentioned, asset and revenue diversification, which is important to us, and increased financial flexibility, but also a really – a closer and better collaboration with MSG Entertainment and enhanced – and this is really I think one of the growth stories of the combined company–enhanced data analytics and intelligence, which we believe is going to really help drive growth and innovation.

If you just, for a second, step back and focus on data, and you think about the aggregation of data between our linear networks, our venues and our digital properties, we are really going to understand our viewer and our customer more than we do today when you combine all that together. And I think Andy will agree, this will provide a really meaningful roadmap for development activity going forward.

Andrew Lustgarten, President MSG Entertainment

Absolutely. Data is a big piece of the future. But when I sit here with MSGE, what do we have, right? We – especially in the New York market, we really – we could blanket the New York market. Before doing this deal, we really had people in the four walls of our venue. Outside, we own signage screens right outside the Garden. And across the street, we recently did a deal with the train station. We’ll have all the signage there. But how do we really get to people, right. We need to – so, we’re thinking about it. We say, okay, look there’s a linear path through Networks, digitally through both our apps, social and in-person. What does that mean? We’re able to offer promoters a whole new opportunity. When they come into the building, we company say, well, wait a second, we can now promote you online. We can now drive it across our social platforms, our digital platforms. And we think about a gaming partner is a way to really blanket the New York market. But as we think about really controlling the New York market this allows us to go really deep.

Brandon Ross, Analyst

Okay. In the past so you’ve done these things through as you’ve done spins intercompany agreements and it seemed like the different MSG Sports, Entertainment and Networks were very tightly aligned anyway why do you need to put them all together under the same roof to achieve that? Why can’t you just continue to have...?

Andrew Lustgarten, President MSG Entertainment

So look an intercompany agreement works to a certain extent it’s not – it definitely puts you in the right direction but there’s nothing like being under the same roof, growing together with one focus on the bottom line saying same similar goals similar objectives, incentivize together and we just think that this is a really great opportunity to really grow the business.

Brandon Ross, Analyst

Okay. And then I mean obviously Sports is still separate and it’s hanging out there and some investors have asked us well if you’re going to put Entertainment and Networks back together why not put Sports in with it? Is that a possibility going forward are we going to wake up one day and surprise?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

And then we’re going to put Madison Square Garden back into Cablevision again.

Brandon Ross, Analyst

Well I think Altice might have something to say about that?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

No I think you know Brandon if you take a look at the rationale behind the MSG Sports spin-off of MSG Entertainment it was pretty straightforward. Number one we have a set of companies that are valued on a cash flow or EBITDA or other operating and growth potential metrics which are MSGN and MSGE. On the other hand we have MSG Sports which has value every time I read something about the value...

Brandon Ross, Analyst

I don’t know to just ask Forbes. I think Sportico is now in that business too. So maybe they...

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

Yeah. No, I just saw, I just saw revised Forbes estimate for the valuation of the Knicks. And so there’s an asset value play which I think that the Board wanted to – wanted to unlock as part of the spin of Sports. We actually got it done and probably the second or third week of April of 2020. So right in the middle of COVID difficult to sort of get it done at that point but we did. And there was another very important factor to that. So we didn’t necessarily see right out of the gate a huge stock price appreciation as the world seemed to be coming down around our ears. But the other part of that that’s very important is that MSG Sports operates these two professional sports franchises the New York Knicks and the New York Rangers, the Knicks part of the NBA, the Rangers a part of the NHL. So there’s a lot of league rules and regulations particularly as they pertain to leverage. There are ways that they can impact operating flexibility and was very important to be able to get MSG and MSGS apart. So I don’t see any reasonable scenario at any point going forward where Sports comes back into the fold. We’re delighted that Sports as an independent public company and excited about its future as an independent public company.

Brandon Ross, Analyst

Okay. And then as far as Networks concerned and we’ve written about it a lot I think a lot of investors had assumed that one day it would be part of a larger are RSN group. Does putting Networks back into Entertainment, does it make that more difficult if that was something in the future and actually you wanted to?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

I actually think it provides more flexibility potentially from an M&A perspective for MSGN although I will tell you the initial reason for the spin out was to see if there was a way for MSGN the participate in the consolidation of the regional sports business. But as we all know that business has changed dramatically over the six years that MSGN has been a separate public company. But I see no reason why MSGN would be hamstrung as part of MSGE in participating in any type of an M&A transaction. But we’re not you know we didn’t buy it to sell it. You know it’s basically we think this combination is a very good combination for the reasons that Andrea and Andy pointed out. And on top of it the financial characteristics are very attractive.

Brandon Ross, Analyst

Yeah, well we learned I think in the registration statement at that MSG Networks was approached I think about a strategic transaction some time… I think it was January sometime before this happened. And can you give a little more color on that. I’m not necessarily asking who it was but?

Andrea Greenberg, President and Chief Executive Officer MSG Networks

Earlier this year we did look at another potential strategic transaction with a third-party. We ultimately determined that it wouldn’t have resulted in a viable transaction for us. We’re right now very focused on this particular merger and on combining MSG Entertainment with MSG Networks, we think that ultimately this is going to be a unique and very beneficial opportunity for everyone involved in this. That said as Gregg said there is nothing that precludes us from looking at other strategic alliances or opportunities including M&A.

Brandon Ross, Analyst

Yeah. As I think about it. SNY, YES, and MSG Networks are all separate now and then you have the NBCU, RSNs which are sitting out there and there were articles I think last week about NBC potentially pursuing something I think that does a closer alignment with those are a sense whether it’s M&A or something else makes sense to you?

Andrea Greenberg, President and Chief Executive Officer MSG Networks

Well we’re not going to speculate on a hypothetical transaction. But as you know we have a very, very long history of being opportunistic and looking for ways to drive growth. So to the extent that a transaction of that nature made for us sense of course we’d look at it.

Brandon Ross, Analyst

Okay. Just but the business itself if I – I mean we look through the registration statement I’ll be honest so I little surprised to see that you showed I think revenue growth kind of continuing over the next I don’t know whether it’s four or five years and pretty steady AOI. And as we’ve hinted at already it’s a fairly challenged business and a lot of regards cord cutting wherever it may be. Can you discuss why you think there will be revenue growth in that business?

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

Brandon just to – just to refer to the numbers in the prospectus I just want to make clear that those are internal numbers that were used by the Special Committees in the negotiations and they’re not intended to be guidance for investors.

Andrea Greenberg, President and Chief Executive Officer MSG Networks

But having said that we definitely understand and acknowledge that the media landscape is changing. That said in this market we have extremely valuable rights to premium content. If you think about it, we have the rights to seven professional sports franchises, we do approximately 400 live local professional sporting events each year. We have multi-year agreements with our professional team partners and with 14 more years with the Knicks and the Rangers. Our live game content is among the most popular of all sports programming on the dial and very often popular among any content genre on cable. So when you start with that as a foundation we are very confident that we can continue to innovate to drive significant free cash flow.

Brandon Ross, Analyst

Let’s talk about, you just use the word innovate and we keep saying the RSN business is going to need to change pretty significantly and the model is going to have to adopt, where do you see the RSN business in like five years, what is the model look like or 10 years, whatever time period.

Andrea Greenberg, President and Chief Executive Officer MSG Networks

Well, first, let me say, I think we’ve been at the forefront of these trends, of all these trends of innovation. We’ve — we were the first RSN to integrate live stats into MSG Go, which is our authenticated mobile gaming platform, we were the first RSN to include an interactive game into MSG Go.

Brandon Ross, Analyst

Okay.

Andrea Greenberg, President and Chief Executive Officer MSG Networks

We were the first RSN to launch of free to play app, which we’ve done during this past season. So, when you step back and you think about the viewing experience, historically sports viewing this very passive. I think that’s changing. I think that’s changing with interactivity. I think that’s changing with sports gaming and I think that we’ve seen how gamification can really increase length of tune and frequency of tune. So gamification lean forward interactivity that drives data, data drives better decisions and better product development, and I think as a combined company and I both agree. We’re going to be very focused on creating a very, very strong user base and using that to drive new offers, new experiences. Also I think just in terms of the way we offer our content. We’re going to look to be innovative in terms of different types of packages.

Brandon Ross, Analyst

What do you mean by that? Is there a scenario where you can go direct to consumer and be as profitable as you are now.

Andrea Greenberg, President and Chief Executive Officer MSG Networks

From our perspective, I think direct to consumer is incremental we have — it’s not...

Brandon Ross, Analyst

What do you mean by incremental?

Andrea Greenberg, President and Chief Executive Officer MSG Networks

Meaning it’s not a replacement for current model or current distribution. We do understand that things are changing.

Brandon Ross, Analyst

Okay.

Andrea Greenberg, President and Chief Executive Officer MSG Networks

But we still serve about 5.6 million subscribers on average between our two 24/7 Networks and that’s a significant business. So when we think about direct to consumer, we think about the homes in our market that don’t receive our product today. And the question for us is how we serve those homes and when we serve those homes.

Brandon Ross, Analyst

And the reaction may be to your partners, your distribution partners.

Andrea Greenberg, President and Chief Executive Officer MSG Networks

We certainly have a long history of dealing with our distribution partners. And there are a bunch of different ways you can offer these products. One way is to actually collaborate with our partners and we can offer packages, let’s say, to their broadband-only customers right, which I think is..

Right. We can go direct to consumer to consumer, pure direct to consumer, or another alternative that we think about — that we think about is creating different content packages that we can sell to other market players. So wholesale sell our content in different ways. For us, this requires a little bit further exploration and definition, but we certainly see it as a developing market opportunity that where we’re looking to exploit.

Brandon Ross, Analyst

Okay, and you earlier you brought up sports betting, obviously, that’s a huge topic with legalization and everything but just starting with the RSN side. Is there actual data out there that shows that sports betting improves viewership because everyone talks about that as sort of being a bit of the holy grail for teams and leagues and broadcast partners. I don’t know, I mean I think

Andrea Greenberg, President and Chief Executive Officer MSG Networks

General research shows that is sports betters two times more sports coverage and I think the number that I’ve seen is 62% of adults who bet on a game watch that on a game. So that’s intuitive. That makes sense. But we’ve actually seen firsthand how this works. We introduced an interactive matching game into MSG Go at the beginning of the 2019, 2020 and we saw that users of that game in 1920 watched four to five more games and watched for 200 plus more minutes than they did in 2018, 2019.

And that was just the interactivity, the engagement the game created and that was all without regard to team performance. It was all normalized for team performance. So we’ve seen how it works.

Brandon Ross, Analyst

Got it and just let’s broaden out a little bit on sports betting, obviously, I’m sure you guys are excited that New York State, pass it and Connecticut, New Jersey— could you just take a step back and I don’t know, start with Andy maybe, can you talk about what the benefits are for the combined company and how investors should think about that and maybe Andrea, if you could talk about the RSN angle.

Andrew Lustgarten, President MSG Entertainment

And they’re very interrelated, so again go back to a little bit of what I was talking before. What we have is the four walls. Right. So when we have somebody in the building, we know what they’re paying attention to. But that’s only one part of it. Right. So we think about how do we expand outside of the market and so obviously linear adds a tremendous amount of reach Andrea 5.6 million homes?

Andrea Greenberg, President and Chief Executive Officer MSG Networks

Yes, I mean if you think about the number of impressions, we collectively deliver in this markup. MSG Networks has 5.6 million homes on average, two networks, take 2.5 people in each home, that’s over 14 million impressions.

Andrew Lustgarten, President MSG Entertainment

Plus, our 8 million people that both MSG and TAO see in the market on top of our database of roughly 8 million people in the market and growing like, we’re able to reach and we’re really able to blanket the market. We’re able to do it, inside the building. We’re able to do it outside the building, we’re able to do it digitally…

Brandon Ross, Analyst

From a sponsorship…?

Andrew Lustgarten, President MSG Entertainment

From a partnership….

Brandon Ross, Analyst

Can you make that distinction?

Andrew Lustgarten, President MSG Entertainment

I do make the distinction, because a sponsor someone who just puts their brand. Right. A partner somebody who work together to drive business. Okay. And that’s the way we really think about it and I think the gaming that aspect and we talked about a few months ago, like what is it, how many, how do you know that people actually it matters, right.

What’s the engagement. I’ve always loved this right, just from one simple thing when a games over 20 points out. If you have a game in the line, you’re probably going to watch the game. So it just adds another level of engagement whether you’re in the building or outside the building. But then the other angle that most people miss on us is between Tao and Hakkasan. Right. So very strategic for us for many reasons, but from a gaming reason, we’re able to reach people not only in the building, when we have our own lounge, we’re able to reach them outside. So when we talk to our partner, and one of the things we’ve realized is when you think about the casinos especially in Las Vegas, or Atlantic City or any fixed location, there is a huge loyalty program opportunity. When you think about online sportsbook or about partner. Right. There is no real fixed location for loyalty or hospitality. We’re able to offer that. And we could think about many things we could do such as an in-venue sports bar lounge, outside sports bar lounge powered by Tao or Hakkasan and we really could deliver to the most premium customers, the most amazing experiences. So we’re really able to blanket and when you add in the linear,

Andrea Greenberg, President and Chief Executive Officer MSG Networks

You add in Networks, you’ve got content development capabilities, you got production capabilities, you’ve got integration opportunities into MSG Go into MSG pick ’Em, you’ve got branded content opportunities things that we’re exploiting today but really blown out, and to the extent that if you add that to the physical assets, of MSG Entertainment. I think it’s just, it’s unparalleled in this market.

Brandon Ross, Analyst

Really you become, I guess a necessary an important partner to anyone who is in the market.

I know that hasn’t been determined yet who that’s going to be in New York State. I’m not even sure if I like fully understand what’s going on. But have you started having any discussions with potential partners as you put it.

Andrew Lustgarten, President MSG Entertainment

We’ve never stopped having those discussions. This goes back a long-time, daily fantasy. I mean, we were focused on this for a very long time. As I mentioned, I think sports betting or gaming is incredibly important when you think about sport, just driving engagement. We see it across the world when you look at other places where the sport even legal. So long as you have a partner established has trust which by the way, I think the state has done a great job, setting up a structure whereby the operator will be somebody who is very successful who’s got the trust and the infrastructure behind it.

And so we feel really good about this the future of the opportunity.

Brandon Ross, Analyst

And you have a deal in place with DraftKings. Does that preclude you from bringing other books into the arena, or I think, is it FanDuel on the Network?

Andrea Greenberg, President and Chief Executive Officer MSG Networks

MSG Networks has deals with FanDuel, DraftKings and bet365. So we have multiple…

Andrew Lustgarten, President MSG Entertainment

In terms of…DraftKings is a partner, an amazing partner. And Jason Robins, who has been an excellent leader. Really has been a pioneer in this space and I’m thrilled with our relationship and our friendship. He’s really ran agreat business as well as the rest of the company. But we think that there could be other partners, as Andrea mentioned, FanDuel, bet365. There are a lot of people in this space and we could have one partner, or multiple.

Brandon Ross, Analyst

If you look at what Sinclair did with Bally’s, does it make sense for you to have equity in a specific sports-book like they did kind of creating that tight alignment and incentive and maybe for you, Andrea, have you had discussions about branding the network as something else..

Andrew Lustgarten, President MSG Entertainment

On the equity side, go back to the point we were just discussing what happens to a sponsor and a partner, a partner somebody who we entwined our business and I think about it across our whole partnership, but that’s how we do business— but that’s how we do business. We need to drive our partners business and our partner needs to help our business. So I don’t know, whether not equity, a profit interest, a revenue share, pure dollar, there’s lots of ways to structure. But when it really comes down to is, how do you make sure that you’re driving your partner’s business and that’s what we’re going to do, because that’s all that’s what matters here.

Andrea Greenberg, President and Chief Executive Officer MSG Networks

And nothing specific is on or off the table. It will really be customized depending on right partner.

Brandon Ross, Analyst

But as you said discussions have continued.

Andrew Lustgarten, President MSG Entertainment

I think they never stopped.

Brandon Ross, Analyst

Right, never stopped.

Maybe if we could get into reopening a little bit just kind of put the sports betting, can you give us an update on I guess it’s fiscal ‘22 bookings calendar and kind of how that’s going. We’ve heard from Live Nation last week. Sounds like on both the supply side, and demand side, things are kind of bananas right now, is that what you’re seeing too in the New York market. Vegas, whatever. I don’t know.

Andrew Lustgarten, President MSG Entertainment

We have a very robust booking backlog right now. So when you take a step back, we’ve had 16 months we’ve been shut here. So I have all those artists that we’ve had to move, or basically all those artists that I’ve had to move, to other dates.

On top of every other orders, who would have wanted to come for the next year or two. So to me it’s not about but how big of our book is, but it’s where we’re going to put them now. The big issue through is where are we on capacity, because that’s going to be, that’s going to be the constraint. So right now. Governor Cuomo in the state have allowed us starting in the NBA playoffs to start going up to 30% capacity potentially even higher depending on that vaccinated zones.

Brandon Ross, Analyst

I said that where there is like people who are vaccinated are on one side and unvaccinated the other, Is there any clarity as to how dense the vaccinated is actually can be or..

Andrew Lustgarten, President MSG Entertainment

Right now, the guidance, as you can have a vaccinated section, cCildren can come into a vaccinated section who are not vaccinatied and you need a seat between pods. But otherwise, it’s pretty high density outside though. The Governor on Friday announced that baseball stadiums and outdoor events could have 100% about and full vaccinated. So I think that’s the path forward. But when you bring it back to the concert business, booking business until we’re close to 100% we really don’t have a business.

So 30%, it doesn’t work. I don’t know if it needs to be 100% or something similar, but it’s in that range, but given last week as well. Governor Cuomo announced that Broadway could start selling at 100% starting in September, while there is a blueprint and I’m very optimistic that to me that’s — I’m hopeful that that’s the outside date.

And then maybe because, something sooner. But until I know for sure depending on where the data science is going, which all it looks like it’s going in the right direction, we feel pretty good.

Brandon Ross, Analyst

Okay. I mean I’ve noticed that some stuff has gone on sale, it seems like full capacity. I like one band at the Beacon in the fall. So I guess you’re selling as if. Can you talk about what the demand side has been like —

Andrew Lustgarten, President MSG Entertainment

So we put to five nights of Tedeschi Truck, clean. Shows that have gone on, Genesis went on last week, on-sale went so well they added a second date. So, where the demand is there. There is other artists that are looking at finding second day its, we feel pretty good about where this is going.

We haven’t seen each month, every time we put up more on sales, the pace of sales quicker than it was before. So, I feel the demand is coming back.

Brandon Ross, Analyst

Okay. I think the biggest question for the future for your company is around MSG Sphere which we touched on at the beginning, cost estimates did go up for whatever reason, pandemic. Can you remind investors what the MSG Sphere exactly is because it’s a little different than most of the venues?

Andrew Lustgarten, President MSG Entertainment

That’s exactly right. So when you start with what an Arena is, it’s an Arena. But it’s very different as you pointed out, Brandon.

Yeah most Arenas, not every single one, but almost every Arena in the world is built around the same structure where you have a big rectangle in the middle, that rectangle is either basketball court, ice hockey rink or something similar with every seat facing dead middle with a big scoreboard and in the middle what’s its, so it’s purpose for sports and then gets used for other purposes.

So we said let’s turn this on its head and on top of it, you’ve got that you’ve got a building that’s based around us a rectangle that’s also living on either the sports event that’s the home, the host, or the content that can come through us, you’re very reliant on promoters or others to bring content to you.

So we said let’s flip it on its head. So let’s start with a venue and arena. But how of the same size. But more like a theater with every single seat facing forward, every single seat facing of stage or the main focal point much closer much tighter and or something like a Beacon or any theater that you could think of but big enough, to host and…1000 people see that, 20,000 people when you include some GA. So it’s a big event, but it’s close and tight. And it’s really amazing. I was just out there are actually two weeks ago and I was blown away when I was sitting in the balcony how close I was to the stage. It’s really going to blow people’s minds. Now, on top of that, so we’ve got a venue that’s built in the circular where everyone’s facing forward. We put the world’s largest indoor LED screen on top, spherical around it about three football fields size, so why spherical? The way the human eye works is actually if you were in a room of Sphere with a high enough resolution, your brain, and your eye pick up the depth.

So if there was a plane flying by, you would see the depth of the plane moving. You won’t see the screen, so that’s the base essence of what we’re thinking about. Right, so we’re going to take our guests places. So we will do all the typical concerts, we’re going to do corporate events, we’ll be doing certain sporting events. But on top of we’re going to do these things that we call original experiences, content that we’re creating or we’re having others create for us, that uses all of the — both the sound, I mentioned, we’ve got a new form of sound that we’ve invested in, a direct Beamforming sounds goes right to each sea. The seats will be able to move, there will be smell, we’re going to, to take people to places they’ve never been before.

Brandon Ross, Analyst

Smell, that’s a new one.

Andrew Lustgarten, President MSG Entertainment

It’s really important. If you see a volcano, you’ll smell the sulfur. If you see some grass, it’s a little hint of fresh cut grass that makes your brain think you’re there, right. Those are the types of things we’re going to do. Now, what does that do for us, it allows us, two things, one is we have our own content. So we’re not forced to live around what a promoter or the touring schedules of our artists.

There will be residents who come in regularly. But we’re going to be able to have that type of business, as well as drive a very busy building. On that could able to play at 12, 2, 4, 6, maybe have a concert that night and be very flexible and all built into together.

Brandon Ross, Analyst

Obviously a lot of questions. It’s an expensive building, like anyway you cut it and so ROI is obviously the issue that investors ask about. And you mentioned some of the things that are unique to your building. Can you take us to revenue and just give us the revenue drivers if we were building our models that get you to getting real ROI.

Andrew Lustgarten, President MSG Entertainment

Absolutely. So as I mentioned, look, we’ll have residencies and concerts, probably those there’ll be more weekend focus, which is typically what the Vegas business is around, during the week lot of corporates come in. So we’ll be tying into with our partner at Sands. In addition we’re going be running these experiences, these experiences are going to be running all the time. So we’re able to have people come in. We’ve got a — we’ve got our screens, we’ve got our sound. We’ve got our an experience that no one else can anywhere else in the world. Here at Las Vegas first.

Brandon Ross, Analyst

Okay.

Andrew Lustgarten, President MSG Entertainment

In addition and I first, yes, we view this as a platform…

Brandon Ross, Analyst

Yeah — I want to get to that but keep going.

Andrew Lustgarten, President MSG Entertainment

But the other thing I left out before is outside the Sphere is also a huge LED screen so big that when you’re flying from LA, you will see the Sphere lit up below, what does that mean it’s going to be an unbelievable sponsor opportunity where we could brand. Think about during CES somebody coming and think about all these events that occurred in Las Vegas.

We’re going to be able to show it off in the ways that nobody else has seen before. So it’s a big sponsor and also premium. I should have mentioned that as well – Tao and Hakkasan are incredibly strategic to us, they are helping us work on – they help us a lot of different ways, but especially in the Las Vegas market.

They know the consumer and also they are helping us program the premium there.

Brandon Ross, Analyst

Okay. And you just use the word platform. Just expansion of the Sphere in general. And I think you said first a little earlier, how many of these things are there going to be how does London fit into it. I know that there has been some hold up in London. Is there still going to be a London venue just take us through once Vegas is built where we go from here?

Andrew Lustgarten, President MSG Entertainment

So again, as I mentioned, the platform really it’s an IP ownership. We’re going to be creating our own content, we know how to build the Sphere. We have a construction company that’s actually building our Las Vegas Sphere. We have ownership around the IP on the sound, also on how you actually construct an LED of this nature.

But I will tell you and make it very clear, this is the first. We’re very focused on getting our first one right Las Vegas has to be done correct in a very thorough measured fashion. We are going to think about how do we expand now, when I say expand that doesn’t necessarily mean we’re going to put our capital to work.

So as I just talked had a little bit. This is a platform, this is about a content platform and IP ownership. We view there’s lots of different business models out there, we’re going to be going to people and saying, do you want to license from us and we will deliver content, do you want us to manage it for you where you put up the capital we bring in our know-how, we deliver content, we deliver all the technologies in the platforms. And then sometimes we will put our own capital, but we don’t view this is really, we’re really thinking more like – not capital intensive, using other people’s money to drive this platform.

Brandon Ross, Analyst

Okay. I think we’re actually over time. So if you, forgive me, can I just ask one more question then. Earlier I asked Andrea about the projections that were in the registration statement for MSG Networks. And if you look at the ones that are in there for MSGe, I think it was like 2025 or something, you had 370 million of AOI which I was a little surprised about I think others were coming from I think you had like a 100 in your first pre-pandemic.

Can you bridge us maybe, I know you can’t give like guidance or whatever but bridge us to a little bit to that 370 million. And what that says about the Sphere maybe?

Andrew Lustgarten, President MSG Entertainment

Gregg you want to…

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

So the numbers are in the S-4. And the numbers don’t get there randomly. So, and we have different parts of the business that are also growing along with the same time that the Sphere numbers growing. So I think Andy has provided a pretty good overview of sponsorship opportunities, advertising opportunities, attraction opportunities, residency opportunities of the Sphere. There are certainly high expectations for the Sphere, but they’re also high expectations for our other businesses. We feel like we are – this will sound like it’s been heard elsewhere but, we’re looking forward to the roaring ‘20s in terms of the entertainment business. I think the core business should be fantastic, because the pent-up customer demand, there’s the pent-up artist demand.

So we just need to get things reopened and we need to get the business pointed in the right direction, but yes, high expectations for profitability on the Las Vegas Sphere, and importantly going forward, Brandon to your earlier question, capital-light is really the way that the management of MSG Entertainment is looking at rolling Spheres out more. The project in Las Vegas is being built with equity, is being built off the balance sheet because it’s something that people haven’t seen or experienced before. So at this point it’s time for us to prove the technology, prove the viability, show the financial model and then we’d like to roll it out on a broader basis. I say we — that being the management of MSGE.

Brandon Ross, Analyst

Got it. Well, thank you guys. And one extra question I guess going over by a few minutes. Well, I appreciate the opportunity to..

Gregg Seibert, Vice Chairman MSG Entertainment and MSG Networks

Let me thank you. And also let me thank our investors and also again to the extent that we can be helpful with other topics, we’ll be out again. I look forward to the time when our next investor meeting is a — in person investor conference or an in-person investor lunch. It’s been a very interesting time. Thank you all for attending today and Brendon thank you for moderating.

Let me wish everyone a good evening.

Brandon Ross, Analyst

Okay, thanks guys. Take care.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on May 6, 2021 that includes a preliminary joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. MSG Entertainment and MSG Networks also intend to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the preliminary joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the preliminary joint proxy statement/prospectus and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. Investors may obtain additional information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, in the Form S-4 and preliminary joint proxy statement/prospectus regarding the proposed transaction, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. These documents will be available free of charge from the sources indicated above.

Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ ability to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transaction between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainment and MSG Networks, regulatory clearances and other approvals are not obtained; the risk that the anticipated tax treatment of the proposed transaction between MSG Entertainment and MSG Networks is not obtained; potential litigation relating to the proposed transaction between MSG Entertainment and MSG Networks; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction disrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency perceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; strategic or financial benefits or opportunities if the merger is completed; the impact of the merger on the liquidity position or financial flexibility and other potential impacts of the proposed transaction; opportunities related to mobile sports gaming or growth initiatives; and the potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as other risks associated with the proposed transaction between MSG Entertainment and MSG Networks, are more fully discussed in the preliminary joint proxy statement/prospectus that are included in the registration statement on Form S-4 that was filed with the SEC in connection with the proposed transaction, and will be discussed in the definitive joint proxy statement/prospectus if and when it becomes available. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to MSG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filings with the SEC including their respective Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward-looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law.